DocuSigned by:

I, C1CB0B8196E14E2... ("Full name") certify that:

(1) the financial statements of Scanhash LLC ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Scanhash LLC ("Company name") included in this Form reflects accurately the information reported on the tax return for Scanhash LLC ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Robert Waterman

Position: CEO

Date: 4/27/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.